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                                                          Filed by MP3.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                  Subject Company: MP3.com, Inc.
                                                     Commission File No. 0-26697

The message below was sent via electronic mail to MP3.com's artists.

Statements in this document that are not strictly historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may reference or include activities, events or specific benefits expected to occur in connection with Vivendi Universal's proposed acquisition of MP3.com, Inc. These statements involve a high degree of risk and uncertainty, are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include risks related to: MP3.com's litigation proceedings, including without limitation the inability to reach settlement with all parties to such proceedings; risks related to activities, events, benefits or specific synergies expected to occur in connection with Vivendi Universal's proposed acquisition of MP3.com; MP3.com's new and uncertain business model; acceptance of MP3.com's products and services; MP3.com's limited operating history; and MP3.com's rapid growth, as well as other risks detailed from time to time in MP3.com's reports to the Securities and Exchange Commission, including its report on Form 10-K for the year ended December 31, 2000 and its most recent report on Form 10-Q.

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******************************************
IMPORTANT ANNOUNCEMENT FOR MP3.COM ARTISTS

An important message for the MP3.com Artist Community:

We're excited to share a breaking announcement that MP3.com has recently entered into an agreement to be acquired by Vivendi Universal. As a member of our most vital community, we wanted not only to share this good news with you and answer some of your questions, but offer our thanks for your role in our success. It is the talent, passion and dedication of artists such as yourself that has helped fuel our site over the past 3 years.

In the transaction, MP3.com would become a wholly-owned subsidiary of Vivendi Universal contributing to their strategic objective of becoming the world's premier creator and provider of personalized information, entertainment and services to consumers. This new partnership is expected to strongly reinforce our efforts in online music, subscriptions, brand, content and more importantly, technology.

Below is a short FAQ answering some of the questions you may have regarding the Vivendi Universal acquisition of MP3.com. In the meantime, we will continue to make open communication a number one priority and keep you updated on pertinent developments.

This announcement stands to benefit our artist community in great and varied ways by providing MP3.com with the resources and support needed to become the central point for the digital distribution of all music.

We look forward to continued and shared success with our artist community.

Sincerely,
MP3.com

** Press Release **
Find the press release at the address below:

http://click.mp3.com/c/n_322311337/t_ditD/u_click/c/n_334574456/t_dity/u_pr/pr
/337.html


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** FAQ **

Q.      Who is Vivendi Universal?

A. Vivendi Universal is a multi-national, $65 billion corporation that operates well-regarded properties in the telecommunications, tv/film, publishing, music, Internet and environmental services spaces.

Q.      Will MP3.com artists remain independent?

A. Yes. The terms and conditions of the various artist agreements will not automatically change as a result of this transaction. MP3.com will continue to function as an independent distributor of music content for all independent artists and record labels.

Q.      Will my music belong to Vivendi Universal?

A. No. As stated above, the terms and conditions of the various artist agreements will not automatically change as a result of this transaction.

Q.      Will MP3.com continue to operate as it does today?

A. MP3.com will maintain its role as an independent distributor of music on the Internet. MP3.com will continue with current pursuits, as well as work with new partners to innovate subscription systems and music offerings that reach a global audience across many devices.

Q.      How will this announcement affect me? What will change?

A. MP3.com will continue with its current offerings, including marketing, promotion and a full roster of online services for all artists.

Q.      Will Payback for Playback continue?

A.      All current artist services will remain in effect.

Q. I'm also a shareholder. How will this announcement impact my stock holdings?

A. Shareholders of MP3.com will receive $5.00 per share in cash or Vivendi Universal stock. It is not guaranteed that all outstanding shares will be exchanged for cash, but they will be exchanged for at least 50 percent cash and 50 percent stock - again, based on the aggregate election of all shareholders.


                        Note Concerning Proxy Materials

Vivendi Universal and MP3.com will file a proxy statement/prospectus and other documents regarding the proposed merger described in this document with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the proxy statement that will be filed by MP3.com with the SEC.

The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to the following Investor Relations contacts:

Vivendi Universal, Investor Relations:
Paris: Ariane de Lamaze, 011-33-1-71-71-1084
or
New York: Eileen McLaughlin, 212-572-8961 or
MP3.com, Investor Relations:
Karen Silva, 858-623-7222